Item 1. Description of Business

TechSoup’s Mission and History

As outlined in the Offering Circular, qualified on September 26, 2019, TechSoup is a deeply mission-driven nonprofit that embraces the spirit of innovation characterizing the high-tech world. The Organization plays two roles in facilitating technology adoption to effect social change. First, TechSoup is a global marketplace of technology products, services, and content for validated NGOs. Second, TechSoup is a resource-matching platform for the social sector.

The TechSoup mission is to build a dynamic bridge that leverages technology to enable connections and innovative solutions for a more equitable planet.

The Organization seeks to unlock the vast potential of technology for the more than 12.3 million NGOs around the world by providing a trusted global platform for capacity-building resources in the social sector – and for any philanthropic program that seeks to amplify its impact through thoughtful deployment of technology. TechSoup does this by bringing together impactful allies and by partnering intelligently with others who offer trusted solutions in diverse areas.

In a networked but fragmented space, TechSoup is seeking to pioneer new ways to connect sector needs with a more broadly conceived base of supply. TechSoup engages a vast civil society ecosystem today and seeks to broaden it further. In this way, the Organization supports its diverse social sector community in identifying the areas of greatest need, matching up those needs with appropriate technological solutions and skills, and helping remove barriers to adoption.

In 1987, Daniel Ben-Horin founded the Organization under the name The CompuMentor Project after discussing the technology needs of NGOs on the first online community, “The WELL.” Mr. Ben-Horin’s objective was to create a program in which those with technology skills (“mentors”) volunteered to assist NGOs in the San Francisco Bay Area in gaining a foothold with new information technologies. The Organization also began soliciting donations of technology products, at first from tech magazines which donated review copies of software, and later directly from companies to support NGOs that CompuMentor was also matching with mentors.

In 2000, TechSoup.org was launched as the “online place for nonprofit technology.” The website aggregated technology articles, templates, and forums to connect the growing field of nonprofit technical assistance providers to NGOs with growing needs to technologically enable their organizations. A business plan was developed a year later and key talent hired to add an e-commerce platform for “in-kind” technology product donations. Rebecca Masisak, was hired in 2001 to launch this e-commerce platform and chart its growth, and later became the organization’s CEO in 2012 after having been co-CEO for the prior six years.

The new service offered a one-stop shop for donated technology products and eligibility verification. The business model was based on an innovative “triple-win” approach – benefits for technology companies and NGOs, as well as a sustainable revenue stream for CompuMentor. “No-cost outsourcing” for technology companies paved the way for their “in-kind” product donations to scale rapidly without growing support and administrative costs. NGOs could be validated and then shop in one place to find an array of technology product donations as well as advice and helpful content. CompuMentor’s service was sustained by administrative fees, which covered operations and were reinvested in educational content and training. This e-commerce approach to in-kind technology products quickly grew and expanded to serve NGOs across the United States.

In 2005, the Organization piloted expansion of the TechSoup.org program outside the United States. Under Ms. Masisak’s leadership, the TechSoup Global Network was founded in 2006 and has grown to include over 60 partner NGOs operating as a social enterprise in partnership. In 2009, the Organization changed its name to TechSoup Global.

Today, visitors from 236 countries and territories connect to TechSoup’s websites for technology resources, information, training, and support. These users are able to access articles and other educational content in 39 languages, participate in webinars and forums, and attend both online and in-person community events in order to collaborate, share best practices, and maximize their impact.

TechSoup’s Current Business

In aggregate, TechSoup has data records for nearly 1.3 million organizations globally, and it has facilitated the distribution of $16 billion in donated technology and other critical resources. Driven by demand from NGOs, libraries, foundations, and donors, the technology product offers have grown to reach more than 166,000 NGOs a year in 236 countries and territories, helping more than 100 corporate and local donors distribute an annual retail volume of more than $474 million directly through its platform. TechSoup facilitates an additional $1.61 billion worth of product offers and other critical resources distributed to NGOs by donors off-platform.

For the past several years, TechSoup has invested heavily in strengthening and building new infrastructure, assets, and capabilities. TechSoup has created a truly global distribution network. The Organization has created nimble validation and outreach capabilities that allow it to reach NGOs in almost every country and territory in the world, supported in 39 languages. TechSoup has a highly trusted, compelling brand among NGOs, grantmakers, and for-profit donors. The Organization has completed a major rebranding campaign to strengthen its messaging and greatly improve the online and offline user experience. The Organization has strong partnerships with the world’s leading technology providers that maximize the impact of the resources they want to provide for social change.

A total of 282 persons are employed by TechSoup, 250 of which are classified as full-time (working 40 hours per week).

TechSoup’s Future

As noted in the Offering Circular, TechSoup began strategic planning in 2009, in part guided by an engagement with Accenture to develop cloud computing strategies. Since 2009, the following five goals have been TechSoup’s compass, consistently guiding its work:

1.	Bring the advantages of technology and cloud computing to the sector;

2.	Harness the value of the data collected on NGOs globally to benefit NGOs and civil society globally;

3.	Significantly enhance user experience and engagement with high-quality, localized curation of global technology resources;

4.	Strengthen the international TechSoup Global Network by co-designing programs with NGO partners that would foster innovation and expand reach internationally; and

5.	Strengthen and broaden donor and funder relationships to leverage the reach, brand, positioning, NGO data, technology platform, and capabilities of the Organization’s network.

By centralizing product availability and information, TechSoup created a more effective “one-to-many” relationship that benefited nonprofits and corporations alike. Charging low, but sustainable, administrative fees to recipient NGOs generated operating revenue for the Organization as well as funds to invest in value-added services. TechSoup’s model of supporting technology product donations has resulted in two sets of key stakeholders who interact through a common platform, where one group’s benefits from joining the platform depend upon the size and engagement of the other group.

The underlying capabilities built to support its award-winning product donation program now enable a wider range of stakeholders to give, receive, and share a more diverse set of resources. TechSoup’s best-in-class validation solutions, matching algorithms, and front-end application development are bridging the gap between the supply of resources and the unmet needs of those working for social good.

TechSoup is leveraging online platforms to aggregate resources of all kinds for NGOs, from innovative ideas, to money, to volunteer resources, to consulting services, to products. The Organization is working to increase transparency and facilitate cross-border giving. The Organization not only provides data and metrics to bolster the impact of philanthropic investments, but also acts as a curator and steward of quality data on, in, and for the social sector. TechSoup has now evolved its delivery model to align with its technology partners who have moved increasingly to subscription-based Software as a Service (SaaS) models and cloud computing.

TechSoup has generated sufficient self-sustaining revenue over the past 19 years to support its operations, research and development (“R&D”), and investment in new programs through its innovative, “triple-win” business model, in addition to retaining $12 million in cumulative surplus. TechSoup’s earned income in FY21 was more than $32.4 million, with more than $10.2 million additional revenue generated and retained by its Global Network Partners. The business model was built around “in-kind” technology product donations.

Differentiation/Market Position – “Why TechSoup?”

As described in the Offering Circular, the following capabilities are what differentiate TechSoup from every other player in this space:

Partner Network: The TechSoup Global Network of operating partnerships has unparalleled expertise in designing and operating successful nonprofit programs, outreach, and events globally. The network partners, more than 60 independent nonprofit organizations from countries around the world, are trained and experienced in nonprofit validation and operate with common standards, processes, systems, and values. The partners deliver value-added technology programs as well as locally relevant programming. Collectively, TechSoup and its partners can offer highly-customized, effective, and location- specific programs in 39 languages. The leadership and strategic thinking of this network are unparalleled and allow for a rare mix of hyper-local expertise powered by global infrastructure.

Knowledge and Experience: TechSoup combines the best of global and local capabilities, which allows it to find win-win solutions for businesses and nonprofits and to foster collaborations across diverse allies. Many of the TechSoup staff bring private sector skills, like deep expertise in nonprofit law and technology, coupled with a motivation to make a difference in the world. The unique combination of the talents, experience, and long tenure of the TechSoup staff contributes to the Organization’s sustainability.

Brand: With nearly 35 years serving the sector, TechSoup occupies a unique and trusted position with stakeholders. Diverse social sector actors view TechSoup as a valuable resource and as an organization that understands and supports the specific interests and needs of NGOs.

Donor Relationships: TechSoup has cultivated excellent, long-term relationships with technology corporations such as Microsoft, Adobe, Norton LifeLock, Intuit, and Cisco. These relationships have grown and diversified as the technologies, business models, and giving goals of these corporations have changed over the past 19+ years. Over time, more than 100 other technology providers, both for profit and not-for-profit, have joined TechSoup. More recently, new leaders like Google, VMware, Okta, Slack, Box, Zoom, DocuSign, Autodesk, AWS, Avast, Asana, and several others have come to TechSoup to support their philanthropic goals. TechSoup is a respected resource that has built the relationships to weather change, leverage opportunities, and provide excellent and consistent value to donors.

Commitment to Data: In aggregate, TechSoup has data records for nearly 1.3 million organizations globally. More than 634,000 of these organizations are located outside the US, many of them in countries where public sources of charitable data are difficult to access. TechSoup's ongoing Information Analytics Transformation Project focuses on improving data quality, security and completeness while building analytics tools to support rapid scaling in program development, management, as well as operational efficiency.

Ability to Scale: TechSoup successfully scaled its services on all dimensions. The numbers of technology donors and vendors, distribution partnerships, validation requests processed, and NGOs receiving technology products have all increased substantively. The Organization has grown its signature product donation program eight-fold since launch. Offline events, and similarly online resources and forums, communicate with NGOs in 39 languages and in more than 60 physical locations. TechSoup has also scaled by creating and launching entirely new services such as NGOsource and TechSoup Courses. In addition, TechSoup's Apps for Good division, Caravan Studios, has shared and demo'd more than 300 public good technology projects, built by technologists all over the world, and has developed products such as the Safe Shelter Collaborative and Worker Connects.

Self-Sustaining Business Model: TechSoup is a sustainable social enterprise, with earned revenue generated through the collection of low administrative fees. In countries where network partners offer TechSoup programs, those fees are shared, and the majority is reinvested in country-specific capacity building. This means TechSoup covers costs and constantly improves value to nonprofits and product donors. The Organization has also diversified its revenue streams in order to ensure ongoing sustainability.

Market Position – Competitive Landscape, Cooperative Approach

A number of organizations populate the competitive landscape and ecosystem in which TechSoup operates; each provides services that may compete with some aspect of TechSoup’s offerings. No providers offer the comprehensive breadth of programming found at TechSoup. TechSoup’s market position is differentiated by the unique combination of the capabilities detailed in the previous section.

The following table summarizes organizations that present alternatives to TechSoup and describes how TechSoup positions itself with those market players. This list of organizations in the competitive landscape and ecosystem was also provided in the Offering Circular.

Organization	Description	Strengths and Opportunities
Benevity	B-Corporation focused on corporate giving and volunteering. Processes payments around the world. Runs a global nonprofit database and an NGO Causes portal, with robust profiles.

●     Strong brand reputation with an impressive corporate client list including Microsoft, Google, Nike, and Coca-Cola.

●     Leadership includes successful disruptive technology experience; in January 2021 the founder and CEO transitioned to Executive Chair and the former CFO is now the CEO; staff has built expertise in nonprofit validation that is integrated with business processes.

●     An updated MOU between Benevity and TechSoup was signed in January 2021. Benevity has created robust partnerships to support international giving in several countries with TechSoup Global Network members and is working with TechSoup to deliver funding to nonprofit organizations related to COVID-19 recovery.

●     Focus on corporate giving is well complemented by TechSoup’s focus on NGO programs, NGO validation and in-kind philanthropy. The relationship enhances TechSoup’s presence in the corporate giving space and will introduce new corporate relationships to TechSoup and enable new program capabilities.

Candid (formerly Foundation Center and GuideStar US before merger)	Provides information on philanthropy, fundraising, and grant programs. Maintains an extensive database on U.S. and, increasingly, global grantmakers and their grants.

●     Longstanding CEO which oversaw the merger of the two entities has retired; a new CEO, formerly with Google, has joined and adds to the talented and well-connected leadership.

●     Potential opportunities to partner around data.

●     Strong brand reputation. Contracts with large corporations for US data.

●     Widely seen as the best resource to inform US giving, and its strategy is to make giving more effective.

●     Has developed an expertise in mapping and data visualization projects and interested in data and technology platforms.

●     Offers data on nonprofits through API-drive services and runs Charity Check, an instant look up to determine that a US nonprofit is eligible to receive a tax-deductible contribution.

●     Focus on giving and data services to support giving is complemented by TechSoup’s focus on NGO programs, validation, and in-kind philanthropy, particularly with TechSoup's more global reach.

●     Success in raising significant investment in recent years.

Global Giving	Builds capacity of international NGOs to raise money online from individuals and corporations. Provides campaigns, content, and online engagement that help fuel corporate giving; does validations similar to equivalency determination, but for their own purposes.

●     Well-regarded brand, particularly by corporate giving program staff.

●     Often seeks ways to work collaboratively, including for NGO outreach and validation.

●     Recent leadership change may affect strategy.

●     The cost of their validation makes it better suited for in-kind philanthropy, or for giving that does not require the robust vetting that cash grantmaking usually does.

GOOD360	Formerly Gifts in Kind International. A nonprofit logistics service that connects companies that want to donate goods with nonprofits in need and individuals who want to help them. They specialize in small- and large-scale distribution of physical products to nonprofits.

●     Relationships with strong corporate partners including supply chain and logistics companies such as UPS.

●     Leadership brings substantial corporate experience.

●     Primarily focused on emergency response, focused on alleviating needs in the aftermath of disaster.

●     Offers electronics donations as part of its portfolio.

●     Partnership discussions between GOOD360 and TechSoup have not moved forward.

CAF America	Domestic and international donor advised fund that provides NGO vetting services.

●     Member of the CAF Alliance, headquartered in the UK, which manages more than $4 billion in charitable funds. One of nine offices comprising the alliance (located in the UK, Canada, Russia, Bulgaria, Brazil, Australia, India, South Africa, and the United States).

●     CAF America manages approximately $200 million in charitable funds.

●     Offers services that can be an alternative to certain aspects of NGOsource.

●     Partnership discussions between CAF America and TechSoup have not moved forward.

TechSoup carefully considers the competitive landscape when pursuing new social enterprise activities. Where possible, TechSoup forms deep partnerships and focuses on cooperation. TechSoup seeks to develop partnerships and alliances with organizations that operate in the same space in order to grow value generated for its stakeholders and reach more communities in need. TechSoup’s long term vision is to contribute to and strengthen an ecosystem that will enable stronger capacity for civil society organizations and the communities they serve. TechSoup’s competitive advantages and open approach to collaboration position the Organization well in the competitive landscape.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for Financials

The following discussion and analysis should be read in conjunction with (i) TechSoup financial statements (See TechSoup Audit Reports for FY21 and FY20 in Item 7 below and, (ii) the section entitled “Description of TechSoup’s Business,” included in this Annual Report. All other discussions of TechSoup’s business and historical financials can be reviewed in TechSoup’s SEC qualified Form 1-A Offering Statement on EDGAR, filed on September 25, 2019 and qualified on September 26, 2019. To review all of TechSoup’s filings, search with CIK number 0001714680 on the EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

The results of operations for the twelve months ended June 30, 2021 are not necessarily indicative of the results for any other fiscal period. The discussion also contains some forward-looking statements that involve risks, uncertainties, and assumptions. TechSoup’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in the Offering Circular previously filed on the EDGAR system.

Financial Performance

TechSoup is a well-managed 501(c)(3) public benefit corporation that is delivering value annually to hundreds of thousands of other NGOs worldwide using technology.

TechSoup is successfully managing paradigm shifts in the technology sector affecting its operations, including the transition to cloud computing. TechSoup is investing to diversify its offerings to support civil society based on long-range strategic planning, while simultaneously protecting the income generated from its core product donation programs to ensure ongoing sustainability.

Sustainable Business Model Built on Earned Revenue

Since the inception of its earned revenue services in FY02 through FY21,1 TechSoup generated a total of more than $382.4 million in earned revenue.2 Coupled with its contributed income from grants, TechSoup covered all its operating expenses, R&D costs, and new program development over that 19-year period with earned income, in addition to retaining $12 million in cumulative surplus of total revenue, a remarkable achievement for any 501(c)(3) organization. TechSoup’s innovative, “triple-win” business model enabled stable cash flow for operations, R&D, and investment in new programs during that period.

TechSoup’s earned revenue in FY21 was more than $32.4 million, or 58% of the total revenue the Organization generated that year. New service lines generated just over $12.7 million of total earned revenue with a year-over-year annual growth rate of 16.1%. Product donation programs in their 19th year of operation represented the balance of earned revenues at $19.7 million. While TechSoup forecasted a larger decline for this line of business in FY21 due to anticipated changes in the NGO Technology Marketplace suite of programs, the Technology Marketplace program had a smaller than expected decline in product donation revenue. Longer term, TechSoup still anticipates that this line of business will decline as technology providers transition their products to the cloud subscription models. This change is further described in the Historical Financials - Operating Results section that follows. An additional $10.2 million was generated and retained in the same period by TechSoup’s global network of NGO partners, which is not reflected in TechSoup’s net earned revenue but is a part of the social impact of its business model. In total, TechSoup and its global network of independent NGO partners generated gross revenues3 of $42.6 million in FY21.

The $32.4 million of earned revenues in FY21, which were primarily generated from administrative fees from product donation programs and increasingly cloud subscriptions in the NGO Technology Marketplace and new service lines, were paid by 166,000 nonprofit customers. The Organization and its network have historically re-invested a significant portion of gross earned revenues into their services and network, generating additional value for their customers.

It is important to note that the total estimated retail value of products that TechSoup distributes to its nonprofit customers is much greater than these earned revenue figures indicate. In FY21, TechSoup distributed products and services worth approximately $473 million4 to nonprofits directly through its platform. These organizations, through their TechSoup registration, were connected with an additional $1.61 billion worth5 of cloud subscriptions, donations, grants, volunteer time, and special charitable offers, which were facilitated by TechSoup off-platform and offered directly from corporations, foundations, and government agencies to charitable organizations.

[1]	TechSoup’s Fiscal Year 2021 was from July 1, 2020 through June 30, 2021.
[2]	Earned revenue is equivalent to program service fees, net and membership revenues in the TechSoup financial statements.
[3]	Gross Earned Revenues includes all earned revenue generated across the entire network model, regardless of where retained in the network, as an indicator of market demand. It excludes payments made to technology providers.
[4]	Estimated retail value.
[5]	Estimated retail value.

Revenues from Grants

Since FY02, TechSoup has cumulatively raised just under $104 million from over 50 foundations, corporations, and other institutional funders. Despite strong earned revenue results, TechSoup has continued to seek grant-funded projects as a form of “social R&D” that enable the Organization to expand into new geographies, bring on new partner organizations, serve new communities, and pilot new kinds of mission-critical programming. In FY21, TechSoup’s contributed income from grants was nearly $23.9 million (42% of total revenue and support).

Diversifying Revenue Streams to Further Strengthen Financial Stability

As noted in its Offering Circular, the Organization began diversifying its revenue streams in FY13, introducing new services in order to further strengthen its financial stability and ensure ongoing sustainability while meeting emerging market demands. Earned revenues were tracked for Global Validation and Data Services (including NGOsource and Validation Services) and Technology Solutions and Services in the NGO Technology Marketplace, which is a newer set of value-added technology-related offers including migration services, connections to consultants, training, discounted technology offers, and new and refurbished hardware.

As shown in Charts 1 and 2, net earned revenue for these new service lines grew from $854,000 in FY13 to nearly $12.7 million in FY21. In FY21, net earned revenues from new programs were over 39% of total net earned revenues. Gross earned revenue from new services has grown slightly more rapidly. NGOsource gross earned revenue was $3.6 million (11% of total earned revenue), Technology Solutions and Services was $8.8 million (27% of total earned revenue), and Validation Services was $3.1 million (9.5% of total earned revenue).

Chart 1

Chart 2

As noted in the Offering Circular, the earned revenue generated by these new service lines contains recurring revenue streams that can be expected to continue in the future, with large numbers of repeat orders. For example, NGOsource is a membership-based service for which grantmakers pay a recurring annual fee in addition to transaction fees. Validation Services is based on a subscription model as well, including an annual licensing or API access fee. As noted in its Offering Circular and shown in Chart 3 below, TechSoup projects that these new service lines will shift its overall revenue makeup from largely transaction fees, which behave similarly to recurring revenues because of annual eligibility limits, to an estimated 39% by FY23 and 51% by FY26 of gross earned revenues generated by recurring revenues from memberships and subscription-based services. Going forward, TechSoup expects that its product donation program will continue to comprise a material portion of its revenue, and that new, diversified revenue streams will also fuel growth in customers for the Organization’s traditional programs.

Chart 3

As shown in Chart 4, in the last nine years, TechSoup has invested approximately $16.2 million of its earned income and internal resources over and above ongoing operating costs to test and build out new products and services and to improve the efficiency of its core businesses while managing transformational changes. The market feedback and results of this investment have created a strong basis for a growth strategy upon which further investment will build.

Chart 4

For a more detailed description of the diversification and growth of TechSoup’s existing and new service lines, please refer to the Management’s Discussion of Financial Condition and Results of Operations in TechSoup’s Offering Circular.

Cost Management

TechSoup has managed its cost base well over the last 19 years, resulting in positive net surpluses in 14 of those years and a cumulative net surplus of $12 million. That 19-year period covered several years of rapid growth and several global economic declines. Starting in FY13, TechSoup experienced a period of major changes in the technology sector affecting TechSoup’s operations, including the transition to cloud computing. During that period, TechSoup’s ability to manage costs through improved expense controls, decisions to slow hiring, and strategic decreases in headcount when needed, was critical to its ongoing sustainability.

Taking on Outside Investment to Complete and Scale TechSoup’s Transformation

As noted in TechSoup’s Offering Circular qualified as a continuous offering on September 26, 2019, TechSoup commenced its second qualified offering of debt securities in Fiscal Year 2020 (July 1, 2019 - June 30, 2020) in support of a $3.35 million fundraising goal. This $3.35 million goal, set in September 2019, reflected the net remainder of the overall $11,500,000 fundraising goal pursued under a previous Offering Circular (file number: 024-10898) qualified on September 28, 2018 and referred to in TechSoup's current Offering Circular. By the end of Fiscal Year 2021, TechSoup had raised from the sale of securities $2,612,700 over almost three years, as well as receiving a commitment from Nonprofit Finance Fund, outside of the DPO, of $4 million. In addition, through the end of FY21 TechSoup had also received two large recoverable grants of $100,000 and $2,500,000 as well as increased donations and other grants in service to its growth capital campaign. In the first quarter of FY22, TechSoup has additional commitments totaling $1,402,566 which includes a combination of securities, donations, and an additional recoverable grant of $810,000. These infusions of capital are all in support of TechSoup’s $11,500,000 overall fundraising goal from all sources.

The investment raised through this offering of debt securities is being used primarily for product development for new service areas that have high growth potential for both earned revenue and social impact. The investments planned for new growth is also helping to significantly lower the transaction costs of TechSoup’s core business of in-kind technology distribution, while enabling new features and improvement in user experience.

HISTORICAL FINANCIALS

Operating Results

The following charts and discussion of TechSoup’s operating results refers to the end of TechSoup’s FY21 (June 30, 2021) compared to the end of its FY20 (June 30, 2020). Audited financial statements for FY21 and FY20 are provided in Item 7 of this Annual Report.

Consolidated Statements of Activities and Changes in Net Assets Year Ended June 30, 2021 and 2020

	2021	2020	Increase (Decrease)
REVENUE AND SUPPORT
Program service fees	$32,363,525	$32,309,082	$54,443
Grants and contributions	23,914,793	9,897,410	14,017,383
Donated goods and services	0	575,403	(575,403)
Other income	5,116	22,320	(17,204)
Total revenue and support	$56,283,434	$42,804,215	$13,479,219
EXPENSES
Program services
Global Validation and Data Services	$12,359,456	9,906,743	2,452,713
Apps4Good	$7,848,768	10,468,712	(2,619,944)
NGO Technology Marketplace	$19,024,921	14,923,807	4,101,114
Total program services	$39,233,145	35,299,262	3,933,883
Supporting services
General and administrative	$5,515,906	6,348,064	(832,158)
Fundraising and development	$2,133,964	2,042,861	91,103
Total expenses	46,883,015	43,690,187	3,192,828
Changes in net assets from operations	9,400,419	(885,972)	10,286,391
Foreign currency translation adjustment	68,382	(167,816)	236,198
Total changes in net assets	9,468,801	(1,053,788)	10,522,589
NET ASSETS
Beginning of year	3,906,706	4,960,494	(1,053,788)
End of year	$13,375,507	$3,906,706	$9,468,801

The Consolidated Statements of Activities and Changes in Net Assets chart above shows an increase of $13,479,219 in total revenue and support over FY20, a 31.5% increase. Total expenses in FY21 increased by $3,192,828 over FY20, a 7.3% increase. TechSoup had originally forecasted that earned revenue from the product donation program would significantly decline in FY21 based on changes in how many donations are delivered to the nonprofit sector. Although there was a year over year decline in product donation revenue, it was not as significant as forecasted due to stronger than expected demand for products related to the sector-wide move to a remote workforce during the pandemic. In addition, contributed revenue increased by over $14 million in FY21. This increase is, in large part, attributable to an unrestricted, non-recurring gift from Mackenzie Scott and Dan Jewett in June 2021. The increase in expenses is primarily attributable to internal investment in TechSoup's new service areas; specifically NGO Tech Marketplace and Global Validation & Data Services. Additional increases in expenses can also be attributed to investment in expansion of TechSoup's delivery and platform capabilities in order to further scale its operations. Investment in new services areas is driven by TechSoup's strategy to diversify earned revenue sources to replace projected decreases in income from the product donation program over time and to ensure TechSoup's financial sustainability.

As noted in TechSoup’s Offering Circular, starting in FY13 TechSoup began to experience changes to earned income due to changing business models for some of TechSoup’s large corporate product donation programs as those companies accelerated their transition to cloud-based business models. As the adoption of SaaS has grown and technology companies continue to adjust their business models and philanthropy, TechSoup has seen shifts in available supply of product donation offers in its catalog, which has put downward pressure on the product donation programs’ revenue lines. TechSoup has anticipated this change and planned for it through a series of strategic actions including continued internal investment in new business lines, improved operational efficiencies in order to lower transaction costs on its historic programs, its close management of expenses, and its decision to take on outside investment. These actions are all intended to accelerate TechSoup’s transformation and the growth of newer service areas with potential for both high earned revenue and social impact. The increase in program-related expenses in FY21 reflect that anticipated change.

TechSoup continues to follow the cost management protocols described in the Offering Circular. In reviewing the above table and more specifically the Statements of Functional Expenses in Item 7 for FY20 and FY21 respectively, one can see that TechSoup’s program service-related expenses are higher in the FY21 period. In FY21 TechSoup increased investment in the NGO Technology Marketplace and the Global Validation and Data Services program with a focus on investment in new earned revenue programs that will offset the anticipated reduction in donation program fees over time. The decline in expenses for Apps for Good is attributable to a one-time pass-through expense that impacted that category in FY20. As part of TechSoup’s five-year strategic plan, it also anticipates making further investments in other program areas, which are financed by TechSoup’s Regulation A Direct Public Offering (DPO) of debt securities. Fundraising and Development costs as well as General and Administrative overhead costs have remained stable due to increased efficiencies in these areas.

For a more detailed description of TechSoup’s efforts and internal investments over the past eight years in anticipation of changes in earned income from its business lines, please refer to page 58 of TechSoup’s Offering Circular qualified on September 26, 2019.

Liquidity and Capital Resources

Consolidated Statements of Financial Position June 30, 2021 and 2020

	2021	2020	Increase (Decrease)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$27,271,968	$12,662,041	$14,609,927
Accounts receivable	3,286,132	3,194,735	91,397
Grants receivable	1,339,094	1,867,751	(528,657)
Prepaid and other current assets	1,384,207	956,026	428,181
Total current assets	33,281,401	18,680,553	14,600,848

LONG-TERM ASSETS
Property and equipment, net of accumulated depreciation	838,529	1,315,481	(476,952)
Operating lease assets	409,065		409,065
Deposits	124,730	116,456	8,274
Total long-term assets	1,372,324	1,431,937	(59,613)
Total assets	$34,653,725	$20,112,490	14,541,235

LIABILITIES AND NET ASSETS

CURRENT LIABILITIES
Accounts payable	$3,968,371	$3,347,780	$620,591
Accrued vacation	2,165,880	1,804,395	361,485
Accrued liabilities	265,813	212,339	53,474
Deferred revenue	1,466,252	870,564	595,688
Deferred rent	0	22,965	(22,965)
Operating lease liability	27,207		27,207
Total current liabilities	7,893,523	6,258,043	1,635,480

LONG TERM LIABILITIES
Notes payable	$10,330,716	7,332,331	2,998,385
Recoverable grants	$2,600,000	2,600,000	0
Accrued interest	$74,306	15,410	58,896
Operating lease liability	$379,673		379,673
Total long term liabilities	$13,384,695	9,947,741	3,436,954
Total liabilities	21,278,218	16,205,784	5,072,434

NET ASSETS
Net assets without donor restrictions
Undesignated	8,862,057	742,758	8,119,299
Accumulated foreign translation	(236,772)	(330,509)	93,737
Total net assets without donor restrictions	8,625,285	412,249	8,213,036
Net assets with donor restrictions	4,750,222	3,494,457	1,255,765
Total net assets	13,375,507	3,906,706	9,468,801
Total liabilities and net assets	$34,653,725	$20,112,490	$14,541,235

As the Consolidated Statements of Financial Position chart above indicates, TechSoup had $33,281,401 in current assets as of June 30, 2021, an increase of 78.2% over FY20.

Sources of unrestricted liquidity for TechSoup are traditionally from earned revenue and unrestricted contributed income from foundations and individuals, which represents just under 90% in total revenue in FY21 and 81% of total revenue in FY20. In FY21 and presently, additional liquidity is also being derived from TechSoup’s financing event via the Regulation A, Direct Public Offering and the broader Growth Capital Campaign. An additional source of restricted liquidity is from contributed income allocated for specific projects and programs, in agreement with TechSoup’s funders.

Accounts payable was higher in FY21 compared with FY20. Increases in accounts payable were largely driven by growth in the charity sales programs. As TechSoup's charity sales programs grow, end-of-month accounts payable due to partners grows as well.

As noted, the Growth Capital Campaign and Direct Public Offering have resulted in additional long-term liabilities on the balance sheet. The Growth Capital Campaign has helped TechSoup maintain the operating cash it needs while at the same time making the internal investments required to scale its new business lines. One of TechSoup’s goals with the Growth Capital Campaign was to maintain stable operating cash as it navigates these changes to its earned revenue producing programs. FY21 financials demonstrate that TechSoup is managing these changes as planned.

Through TechSoup’s Growth Capital Campaign, the Organization has raised more than $11.5 million to finance its strategic plan as of September 2021. Part of that financing was through Regulation A+/Tier II notes raised in FY19, FY20, and FY21, which sums to $2.6 million through FY21 and represents debt on TechSoup’s balance sheet. In early fiscal year 2022, TechSoup has raised an additional $1.4M of notes. In addition, as of the end of FY21, TechSoup had borrowed $4 million from NFF as part of a loan agreement.

TechSoup has also received individual donations to support the Growth Capital Campaign. In addition, in June of 2019, Fidelity Charitable made a $100,000 recoverable grant to TechSoup, on behalf of an individual, which is included on TechSoup’s FY19 balance sheet. In July 2019, Vanguard Charitable made a $2.5 million recoverable grant at the request of the VMware Foundation, which is reflected in these FY21 and FY20 financial statements. Recoverable grants are grants that may be repayable to the grantor under certain circumstances. The recoverable grants and the NFF loan are long term liabilities in support of TechSoup’s Growth Capital Campaign but were not investments in TechSoup’s Regulation A+/Tier II Offering. TechSoup received an additional recoverable grant of $810,000 in fiscal year 2022. TechSoup also received a Paycheck Protection Program loan from the Small Business Administration in April 2020 for nearly $3.6 million in order to support labor and related costs at the start of the COVID-19 pandemic.

As of June 30, 2021, TechSoup has net assets of $13,375,507 and maintains total cash reserves representing at least three times its average monthly cash requirement which is historically the typical amount of cash that TechSoup keeps on hand. Overall cash and cash equivalents (which includes both restricted, unrestricted and borrowed cash) for the FY21 period is $14,609,927 higher than the year prior. This increase is primarily due to a large, one-time unrestricted grant in Q4 FY2021.

At this time, there are no additional and material commitments for capital expenditures.

Plan of Operation

As noted in its Offering Circular, TechSoup’s diversification of its revenue streams is contributing to its sustainability despite inevitable shifts in the technology sector. The $4 million in proceeds raised through both Direct Public Offerings and the total $11.5 million in proceeds that TechSoup has raised overall through its Growth Capital Campaign are being used during the FY19 through FY23 period. TechSoup has prepared financial projections that indicate the ability to generate sufficient earned revenue growth and cost savings from efficiency gains to repay investors’ principal and interest within five years of their investments. After that period, TechSoup expects to continue to grow and to consider new innovations and additional services leveraging its platform as an essential component of civil society infrastructure.

Trend Information

As noted in the previous financial sections and in TechSoup’s Offering Circular, TechSoup has forecasted a long-term decline in its product donation program fees. This reduction in unrestricted income was forecasted due to changes in delivery of product donations as noted in this report and in TechSoup’s Offering Circular. Historic trends in TechSoup’s earned income business lines are expected to evolve over time with anticipated changes in TechSoup’s product donations program and the continued growth of newer program offers. Changes in TechSoup’s product donations program will place downward pressure on revenue for that specific line-item within the NGO Technology Marketplace suite of programs. In the short-term, that decline in revenue will be countered by cost reductions and increased grant dollars and growth in other programs and may produce short term operating losses. Over the longer-term, revenue from new business lines is forecasted to continue to expand and counter the changes in earned revenue from the product donation program. For a more detailed description of TechSoup’s different program services, growth plans and financial model, please refer to TechSoup’s Offering Circular.

The impacts of the COVID-19 pandemic on the nonprofit sector continue to effect TechSoup and the nonprofit sector making future trends more difficult to predict. The pandemic’s continued impact on the global community and the inherent latency of its effect on future funding streams remain an ongoing challenge. In particular, the many unknown implications and uncertainty about rates of recovery and residual effects may make comparisons of TechSoup’s future revenue and expense growth to its historical performance more difficult.

As a result of the pandemic, the philanthropic sector saw a significant rise in the need for fast and flexible delivery of funds and resources to nonprofits globally. Because this is a core component of TechSoup’s mission, one major impact of the pandemic has been to drive up volume across various TechSoup programs. In particular, those offerings focused on delivering digital and remote-working solutions, as well as programs focused on the facilitation of due diligence for cash grants, giving programs and other sources across numerous countries all experienced unanticipated growth. While this rise in volume has helped generate cash flow, it has also put a strain on global operations.

TechSoup added additional programming, resources and new technology offers in order to support nonprofits around the world as they transitioned to remote working, where possible. TechSoup has also been successful in navigating the impact of COVID-19 and adopted a flexible operational approach to address volume increases in demand for its programs and services, as well as introduced and expanded alternative offers when a program had to close down. As TechSoup expands more subscription-based offers, the organization believes this will add to its resiliency and long-term sustainability.

Item 3. Directors, Officers And Significant Employees

TechSoup is a 501(c)(3) California nonprofit public benefit corporation governed by a qualified and uncompensated independent Board of Directors, and managed by business, technology, and social sector veterans.

Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Business Experience

Senior Staff

Name	Position	Age	Start of TechSoup Employment or Term of Office
Rebecca Masisak	Chief Executive Officer	64	November 2001
Marnie Webb	Chief Community Impact Officer & CEO, Caravan Studios Division	56	April 2000
Geri Jin Doran	Executive VP, Finance & Administration, & COO	53	May 2005
Ken Tsunoda	VP, Development & Network	56	June 2013
Anna Sienicka	VP, TechSoup Europe & Executive Director, TechSoup Europe Foundation (Fundacja TechSoup)	43	September 2011
Paul van Haver	VP, Global Data Services & Executive Director of TechSoup UK	61	December 2011
Shruti Ramaswami	VP, Strategic Relationships & Strategy	37	January 2016
Cecille Ann Dizon	VP, Customer Experience	50	March 2003
Martha Lackritz-Peltier	General Counsel, TechSoup Global & GM, NGOsource	41	December 2016
John McDermott	VP, Finance	51	November 2001
Jackey Wall	VP, Enterprise Architecture & Chief Technology Officer	64	November 2013
Hiten Vaghela	Senior Director, Data Architecture & Applications	38	March 2008
Dan Webb	VP, Business Systems	56	July 2011
Jolie Bales	VP, Strategic Partnerships & Legal Affairs	56	January 2016
Cameron Jones	VP, Technology Solutions & Services	53	April 2007

TechSoup Board
Clem Bason	Chair, Board Member	45	April 2014
Reto Jauch	Vice Chair, Board Member	52	September 2006
Rebecca Masisak	CEO & Board Member	64	November 2001
Daniel Ben-Horin	Founder & Board Member	73	June 1987
Michael Saunders	Treasurer, Board Member	61	March 1999
Robert Frank	Board Member	48	July 2000
Joaquin Alvarado	Secretary, Board Member	46	October 2008
Anthony Lee	Board Member	48	September 2004
Todd Khozein	Board Member	42	July 2012
Tony Grimminck	Board Member	44	October 2014
Camille Watson	Board Member	51	January 2015
Charles Armstrong	Board Member	49	August 2017
Mark Gitenstein	Board Member	74	October 2018
Sheila Warren	Board Member	44	October 2018

Senior Staff

Rebecca Masisak - Chief Executive Officer

Ms. Masisak joined TechSoup in 2001 to launch its e-commerce donation platform moving the organization from a local Bay Area focus to a national reach. In 2006, she founded the TechSoup Global Network to scale the program’s impact to expand reach to more than 200 countries. Ms. Masisak became CEO of the organization in 2012, after having served the prior six years as co-CEO. Ms. Masisak sets the strategic direction for TechSoup and provides executive oversight of all aspects of the organization and its global operations. Ms. Masisak previously worked as a strategy consultant with Coopers & Lybrand and in leadership roles at several Internet businesses. She obtained her M.B.A. from the Columbia University Business School. Ms. Masisak was recently named one of “The Most Influential Women of the Bay Area 2017” by the San Francisco Business Times, as well as one of the “Top 50 Power & Influence 2017” by the Nonprofit Times. Ms. Masisak co-leads the Bay Area Social Enterprise Leadership Forum and holds dual citizenship, Croatian and American.

Marnie Webb - Chief Community Impact Officer, TechSoup & Chief Executive Officer, Caravan Studios, a Division of TechSoup

As TechSoup’s Chief Community Impact Officer, Ms. Webb is charged with developing a theory-of-change that connects TechSoup’s mission to frameworks such as the UN’s Sustainable Development Goals. Ms. Webb’s role provides strategic guidance to fundraising and development and to Global Marketing and Communications. Ms. Webb founded and also leads Caravan Studios, a division of TechSoup, which fosters more effective community mobile app development. Caravan Studios’ collaborative approach has engaged communities in the United States, Brazil and Qatar using a theory of technology intervention focused on issues they care about. Caravan apps that support organizations focused on alleviating domestic violence and human trafficking as a part of the Safe Shelter Collaborative (SafeNight); after-school food programs (Range); and time-sensitive volunteering opportunities (4Bells) are available in the iPhone and Google stores. Previously, Ms. Webb was co-CEO of TechSoup, initiator of the NPTech tagging experiment, and founder of NetSquared, a global community of tech activists working for social good. Named one of the Top 10 Silicon Valley Influencers by San Jose Mercury News, Ms. Webb is a sought-after writer and speaker on innovation, community, and the social web. In 2008, she won the NTEN “Person of the Year” award and was included in the Nonprofit Times’ list of the 50 most influential leaders in the US nonprofit sector.

Geri Jin Doran - Executive VP, Finance and Administration, & Chief Operating Officer

Ms. Doran oversees finance and accounting, human resources, customer operations and administration for TechSoup globally. Prior to joining TechSoup in May 2005, Ms. Doran worked in the technology sector for over 10 years. As a strategy consultant at Accenture, Ms. Doran focused on ‘go to market’ strategies for both large and small hardware and software companies in the U.S. and Asia. Prior experience includes establishing joint ventures as a part of the AT&T subsidiary based in Shanghai, China and later for Accenture clients. Ms. Doran holds a B.S. in Chemical Engineering from East China University of Science and Technology and an M.B.A. from the Tuck School of Business Administration. Ms. Doran is bilingual and fluent in Chinese.

Ken Tsunoda - Vice President, Development & Network

Mr. Tsunoda leads impact investments at TechSoup and also serves as Vice President of Development and Network for the organization. He was previously General Manager of NGOsource, a project of the Council on Foundations and TechSoup, which reviews NGOs and certifies them as equivalent to US public charities through a process called Equivalency Determination. Mr. Tsunoda’s career has included management roles in nonprofit organizations, VC-backed technology start-ups, and leading global firms. Prior to TechSoup, he served as executive director of the Sager Family Foundation. He worked as the Executive Director of Young Presidents’ Organization (YPO) Peace Action Network, a nonprofit initiative that mobilized YPO’s global network of 20,000 business leaders to make an impact on regional conflict and poverty. Ken worked as Vice President, International at OffRoad Capital, where he was responsible for international business development. Ken has also worked in Japan with Sanwa Research, Sanwa Bank’s Tokyo-based strategy consulting group. Mr. Tsunoda earned an A.B. with honors in Physics from Harvard University, and an M.P.P. degree from Harvard’s Kennedy School of Government.

Anna Sienicka - Vice President, TechSoup Europe & Executive Director, TechSoup Europe Foundation (Fundacja TechSoup)

Ms. Sienicka, based in Poland, leads TechSoup’s Europe-based foundation, which is the organization’s primary international office. Ms. Sienicka oversees community building, democracy, open data, and transparency programming in Europe; regional network leadership, partnerships, and fundraising activities across Europe; Tech Marketplace programs in Poland; and global network operations support. Ms. Sienicka has a Masters in Law and a Diploma in Intellectual Property from the University of Warsaw and a Master of Arts in Economy and Society from the Graduate School for Social Research at the Institute of Philosophy and Sociology of the Polish Academy of Sciences. Prior to joining TechSoup, she led a Polish NGO and successfully represented NGOs during parliamentary work on the amendment to the Act on Public Benefit and Volunteer Work and the amendment to the Act of Social Cooperatives. Ms. Sienicka also led a team of experts working on the draft of the Social Entrepreneurship Act. Ms. Sienicka speaks Polish, English and Russian.

Paul van Haver - Vice President, Global Data Services & Executive Director of TechSoup UK

Mr. van Haver, heads the TechSoup UK registered charity and is responsible for TechSoup’s portfolio of validation and data services, serving clients globally. Mr. van Haver is a multilingual Dutch national, residing in the UK. He has lived and worked in many countries, and has managed distributed teams throughout his career. Mr. van Haver has a B.S. from the De Haagse Hogeschool / The Hague University of Applied Sciences and formerly worked as a consultant on large technology-led business transformation programs with PwC, CapGemini and Sapient across Europe. Mr. van Haver served in the Royal Netherlands Marine Corps as a Corporal Telecommunication Specialist serving in the Middle East and the Arctic. Mr. van Haver volunteers as an IT support manager for Peniel Academy and as an event organizer for the Trauma Recovery Center in Bath, UK.

Shruti Ramaswami - Vice President, Strategic Relationships & Strategy

Ms. Ramaswami is responsible for setting strategy for TechSoup across programs and territories.  Ms. Ramaswami leads TechSoup’s relationship with Microsoft, its largest corporate donor partner, reaching an average of 90,000 nonprofit and libraries annually over the past 5 years.  Ms. Ramaswami has diversified the Microsoft program from an on-premises product donations program to a suite of licensing options, including cloud subscriptions as well as training and services, supported by a combination of fees and grants.  These programs currently serve nonprofits and libraries from 236 countries and territories, generating average annual earned and contributed revenues of $12.5 million, including monthly recurring revenues which are currently growing by 78% year over year.  With nearly 15 years of experience in program management and strategic consulting, Ms. Ramaswami has devoted her career to the intersection of technology and the public and nonprofit sector. Prior to joining TechSoup, Ms. Ramaswami was a Managing Consultant with IBM Global Business Services. She holds a Master’s Degree from the Tufts Fletcher School of Law & Diplomacy and a B.B.A from the George Washington University, where her studies focused on the intersection of international business and economic development.  In the newly created role of enterprise strategy, Ms. Ramaswami combines her current and prior work experiences to lead the enterprise’s market research, SaaS delivery strategy and newly emerging membership programs that will diversify the organization’s financial sustainability.

Cecille Ann Dizon- Vice President, Customer Experience

Annie Dizon is the VP of Customer Experience at TechSoup. Her team is responsible for ensuring a customer-centric experience across all customer touchpoints and channels. Her scope includes the development and execution of global marketing campaigns, brand positioning for TechSoup and the TechSoup Global Network, and she is spearheading the CX work for our marketplace initiative. Prior to her current role, Annie was a Program Director for TechSoup, focusing on the development of new scalable technology solutions and services for the nonprofit sector. She was also the Project Manager for the launch of new programs such as NGOsource, an Equivalency Determination service developed in conjunction with Council on Foundations, TechSoup Asia, and Consultant Connection. With more than 18 years of marketing and communications experience, Annie has worked or consulted with Fortune 500 Companies such as Mellon Financial, Blue Cross of California, and General Atlantic managing a broad range communications-related initiatives including: mergers and acquisitions, organizational change, and large scale cross-department project rollouts.

Martha Lackritz - Peltier - General Counsel, TechSoup Global & General Manager, NGOsource

Martha sets legal strategy for TechSoup and is responsible for the NGOsource program, which provides equivalency determinations for U.S. charitable funders making grants to foreign organizations. Prior to joining TechSoup, Martha worked at the law firm Adler & Colvin, where she counseled on international grantmaking, advocacy, corporate governance, and charitable solicitation. Prior to this, Martha clerked for the Honorable Chief Justice Wallace Jefferson, interned for Nina Totenberg at NPR in Washington, D.C., lived in Vietnam under a Fulbright grant, and worked as a freelance journalist. She has authored numerous articles and blog posts on federal tax law regulations, nonprofit compliance, and international law. Martha is a regular speaker at conferences on topics such as U.S. tax law and global giving, due diligence and humanitarian aid, data privacy, and international philanthropy. Martha holds a bachelor's degree from Brown University, a J.D. from UC Berkeley Law School, and is a member of both the Texas and California state bars. Martha was named 2019 Outstanding Young Nonprofit Attorney by the American Bar Association. In 2020 she was named a Coro Women in Leadership Fellow.

John McDermott - Vice President, Finance

Mr. McDermott is head of global finance for TechSoup, having joined the organization as controller in 2001. Mr. McDermott oversees all finance and accounting functions, forecasting and budgeting, debt financing, international transactions processing, cash management and tax management for all US and foreign entities. Mr. McDermott is responsible for the enterprise’s banking and audit relationships. Prior experience includes roles as Chief Financial Officer for two technology start-ups in the San Francisco Bay Area. Mr. McDermott is Board Treasurer since 2014 for Community Technology Network, a San Francisco Bay Area nonprofit. Mr. McDermott is a graduate of Harvard University where he earned a A.B. in History with high honors.

Jackey Wall - Vice President, Enterprise Architecture & Chief Technology Officer

Mr. Wall is the chief architect of TechSoup’s technology transformation and new enterprise platform architecture. and the organization’s CTO. Mr. Wall is a serial tech entrepreneur and just prior to his role at TechSoup, he worked on the Intelligent Integrated Manufacturing System project (IIMS), a multi-year project to develop a production-ready and secure cloud-based operations support system sponsored by the Department of Defense, NASA, and the State of Louisiana. Mr. Wall holds a B.A. from DePaul University and a Masters of Education from Colorado State University. He has held PMP certification and holds both the Six Sigma Green Belt and Black Belt certifications in project management and lean methodologies from his time at Caterpillar.

Hiten Vaghela - Senior Director, Data Architecture and Applications

Mr. Vaghela leads data architecture and solutions for TechSoup’s data transformation, data services and enterprise technology platform. In his role, Mr. Vaghela also manages an application development team of front end and full stack developers. Prior to his role at TechSoup, Mr. Vaghela spent 5 years at GuideStar International managing data services and software development as well as several years as a software developer specializing in database and web application design and development for a law enforcement agency supporting a number of prominent UK government agencies and an aerospace firm. Mr. Vaghela holds a BSc Hons degree in software engineering from De Montfort University. Mr. Vaghela also works to raise money for charities in unique ways, such as driving a rickshaw across India or a MotoTaxi across the mountains of Peru.

Dan Webb - Vice President, Enterprise Business Systems

Mr. Webb is responsible for the design, implementation and maintenance of global business systems at TechSoup. Over the last 24 years, Mr. Webb, a dedicated entrepreneur, has founded and grown three successful technology and consulting and services businesses: ICX Online, AWx3, Inc., and IDG Inc., two of which were later sold. Prior experience includes working in Data Analytics and setting plans for scaling technology and services operations across geographies. Mr. Webb has a B.S. in Industrial Engineering from the University of Tennessee-Knoxville and prior experience as a consultant for Andersen Consulting (now Accenture), working with large companies, such as Motorola.

Jolie Bales - Vice President, Strategic Partnerships & Legal Affairs

Ms. Bales leads TechSoup’s Corporate and Strategic Partnerships, Legal and Global Eligibility teams. Ms. Bales brings to her role experience in law, philanthropic services, finance, and consulting. Highlights of her work prior to TechSoup include founding an SEC registered investment advisory firm, providing broad philanthropic advisory services to high-net-worth individuals and foundations, consulting with nonprofits on governance, fundraising and development, leading business development teams in large financial institutions and practicing law. Ms. Bales earned a B.A. from Pomona College magna cum laude, Phi Beta Kappa, and a J.D. from UC Berkeley Law School, and completed studies towards a Ph.D. in Psychology at Georgetown University.

Cameron Jones - Vice President, Technology Solutions & Services

Ms. Jones oversees the development of innovative services and solutions for the global nonprofit sector, including IT consulting and management services, nonprofit validation services, and refurbished hardware. Ms. Jones has a long and successful track record of leading globally-distributed, cross-functional teams to implement complex programs across multiple geographies and languages. Prior to joining TechSoup Global, Ms. Jones worked in the private sector in the US, Europe, and Asia, managing distribution networks, leading marketing strategy efforts, and managing corporate services. Ms. Jones holds degrees from the Johns Hopkins School of Advanced International Studies (SAIS) and the INSEAD Business School. Ms. Jones speaks Spanish and has studied French and Chinese.

TechSoup Board

Clem Bason - Board Chair

Mr. Bason is the CEO of DealBase Corporation, which operates several online travel sites focused on value-conscious consumers. Before DealBase, Mr. Bason was President of Hotwire, a business unit of Expedia Inc. and had worked at Gap Inc., McKinsey & Co., and Accenture. Mr. Bason received his M.B.A. from the University of California at Berkeley and earned a B.A. in Business Administration from the University of Delaware.

Reto Jauch - Board Vice Chair

Mr. Jauch is the Managing Partner of Schulthess Zimmermann & Jauch, an executive search firm. He conducts board and senior-level executive search assignments and advises business leaders on organization design and development. His clients include publicly traded and privately held organizations, and he advises clients in Financial Services, Private Equity and organizations in the Non-Profit and Public Sector. Reto is also co-founder of, and advisor to, the Board Mentoring Program. The program focuses on pairing experienced chairs and members of boards with strong female board candidates, with the aim of increasing gender diversity on boards. He is also a board member at TechSoup, a San Francisco-based technology provider for non-profits, charities and public services. Before founding and running an international search firm with offices in London, Zurich and New York, Reto was the European head and managing director of A.T. Kearney’s executive search and talent practice, where he led a team of 80 consultants in 10 office locations across Europe. He started his consulting career at a search firm with a European advisory focus. Mr. Jauch is fluent in French, German and English.

Daniel Ben-Horin - Founder and Member

Mr. Ben-Horin founded the San-Francisco based nonprofit, CompuMentor, later rebranded as TechSoup Global, in 1987. CompuMentor began by tapping volunteer resources on “The WELL,” one of the first online communities, for the social sector. Mr. Ben-Horin, co-CEO of the organization until 2012, then took the role of Founder and Chief Instigator, focusing on creating new insights, relationships, and opportunities for the organization to increase its social impact. Mr. Ben-Horin speaks and writes frequently on issues related to social justice and access to technology. Mr. Ben-Horin has been named as one of the 50 most influential leaders in the US nonprofit sector by the Nonprofit Times on four separate occasions and has received the 2009 “Lifetime Achievement Award” from the Nonprofit Technology Enterprise Network. Ashoka named Mr. Ben-Horin as one of its Senior Fellows in 2009. Mr. Ben-Horin has a B.A. in Psychology from the University of Chicago.

Michael Saunders – Board Treasurer

Mr. Saunders is the president of Information Organizers, LLC. Prior to this role, Mr. Saunders was Editor at HandsNet for six years. During that period, Mr. Saunders oversaw the effort to make the shift from HandsNet Classic, a proprietary online service, to a totally web-enabled platform, WebClipper, to support more than 3,000 online members.

Joaquin Alvarado - Board Secretary

Mr. Alvarado has recently founded StudioToBe, a content development studio and collaborative workspace in Oakland, CA. He was previously the CEO of The Center for Investigative Reporting, and served as senior vice president for digital innovation at American Public Media and founding senior vice president for diversity and innovation at the Corporation for Public Broadcasting. Mr. Alvarado is also the founder of CoCo Studios, which promotes education and collaboration through game development for fiber and mobile networks.

Robert Frank - Board Member

Mr. Frank was most recently CEO of Z Gallerie after serving as managing director for Japan at Gap Inc. and vice president of strategy and business development for Gap’s Banana Republic division. Mr. Frank has also worked for McKinsey & Company in San Francisco, where he was a leader of the firm’s West Coast retail and consumer group.

Anthony Lee - Board Member

Mr. Lee is a managing director of Altos Ventures, where he focuses on software and digital media investments. Before joining Altos, he led marketing efforts for three start-up companies including Evolve Software (Nasdaq: EVLV, later acquired by Oracle). Mr. Lee co-founded and co-chaired the C100, a network of top Canadian technology leaders dedicated to supporting Canadian entrepreneurs. He is a member of the Pacific Council on International Policy and served as a term member of the Council on Foreign Relations. Mr. Lee is also a founding member of the Full Circle Fund, a venture philanthropy group based in San Francisco. Mr. Lee received his M.B.A. from Stanford University and earned a B.A. in Politics and Economics from Princeton University.

Todd Khozein - Board Member

Mr. Khozein is a Partner at SecondMuse and a pioneer in systems innovation based on biological models. In this context, he has studied and applied systems theory to organizational innovation, developing systems in industries ranging from medicine to entertainment. Mr. Khozein has extensive international experience working with corporations and governments. He holds a Doctor of Medicine and Bachelor of Arts from the University of New Mexico.

Tony Grimminck - Board Member

Mr. Grimminck is a co-founder of International Connector LLC, a boutique advisory firm focused on innovation. Previously he was the CFO of HotelTonight and served as the senior director of finance, strategy, and corporate development at StubHub, an eBay company. He previously worked as an investment banker at Goldman Sachs and J.P. Morgan, and was an Officer in the Australian Army. Mr. Grimminck is a graduate of the Royal Military College, Duntroon, and the Australian Defence Force Academy, and obtained his M.B.A. from Columbia Business School.

Camille Watson - Board Member

Camille Watson has 25 years of experience in marketing and general business management. Ms. Watson built consumer marketing and general management experience in the consumer packaged goods space at both Procter & Gamble and The Clorox Company before moving to the e-commerce space, as the Director of Marketing for Netflix, Inc. and then in Vice President of Marketing roles at Stubhub, Gamefly, and LivingSocial. She has also worked in the health care space as Chief Marketing Officer for Rally Health and JumpstartMD and currently consults with a variety of organization types. She serves on the Board of Trustees for Palo Alto University in addition to being a board member of TechSoup Global. Ms. Watson received both bachelor’s in psychology and masters of business administration degrees from Stanford University.

Charles Armstrong - Board Member

Charles Armstrong is a social entrepreneur based in London. Since 2009, Mr. Armstrong has specialized in helping cities cultivate new innovation districts through a combination of workspace development, support programs and community facilitation. Mr. Armstrong founded The Trampery, which has been involved in the realization of two clusters in London, UK, and one in Oslo, Norway. Clients and partners include the UK Prime Minister’s Office, Publicis Worldwide, Barbican Centre, City of Oslo and the British Fashion Council. Mr. Armstrong studied Social and Political Sciences at St John’s College Cambridge and went on to study with Lord Young of Dartington, one of the architects of Britain’s post-war society. He sits on the Mayor of London’s Workspace Providers Board helping develop policy for London’s entrepreneurial sector and is a Board Member of TechSoup Global as well as serving since 2009 on the board on Fundacja TechSoup based in Warsaw, Poland.

Sheila Warren - Board Member

Sheila Warren is the Head of Blockchain and Distributed Ledger Technology at World Economic Forum. Sheila previously served as VP of Alliances and Development& General Counsel for TechSoup and led a team of legal experts in nonprofit structures across the world. Ms. Warren joined TechSoup to found NGOsource, an innovative new service to support foundations giving grants outside the US, which was created with the Council on Foundations. Prior to TechSoup, she worked at prominent law firms in San Francisco and New York City, including Cravath, Swaine & Moore LLP. Ms. Warren holds an AB in economics, magna cum laude, from Harvard College and a JD from the Harvard Law School. Ms. Warren has lived and worked in India.

Mark Gitenstein - Board Member

Mark Gitenstein is the Former United States Ambassador to Romania. Mr. Gitenstein was formerly special counsel in the Government & Global Trade practice in Mayer Brown LLP’s Washington. DC office. He was appointed in 2009 by President Barack Obama to serve as the United States Ambassador to Romania, completing his term of service at the end of 2012. Along with Ted Kaufman, Mark was Co-Chair of Vice President Biden’s transition team in 2008. As US Ambassador to Romania, Mark actively promoted a fair and transparent environment for all investors and encouraged greater private sector involvement in state-owned enterprises. In 2012, Romanian President Traian Băsescu awarded Mark with the Star of Romanian Grand Cross, the country’s highest civil order. Before undertaking his ambassadorial role, Mark spent two decades as a partner at Mayer Brown. He was also previously the executive director of the Foundation for Change, Inc. and held several senior-level government positions, including chief counsel to the US Senate’s Judiciary Committee and chief counsel for the Judiciary Committee’s Subcommittee on Criminal Justice. He also served as counsel to the US Senate Intelligence Committee and counsel to the Senate Subcommittee on Constitutional Rights. Mark is the author of Matters of Principle, an award-winning book on his experience managing the Judiciary Committee staff during the confirmation battle over the nomination of Robert Bork to the Supreme Court.

COMPENSATION OF EXECUTIVE OFFICERS

The management of the Organization receives compensation through the salaries paid to them via a semi-monthly payroll process, deferred compensation and benefit premiums paid on their behalf.

Compensation of Three Highest Paid Executive Officers

NAME	POSITION	CASH COMPENSATION ($)	OTHER COMPENSATION ($)	TOTAL COMPENSATION ($)
Rebecca Masisak	Chief Executive Officer	$221,305	44,073	$265,378
Marnie Webb	Chief Community Impact Officer, TechSoup, CEO, Caravan Studios Division	$181,996	$28,415	$210,411
Geri Jin Doran	Chief Operating Officer	$152,970	$24,432	$177,402

Item 4. Security Ownership of Management and Certain Securityholders

TechSoup Global is a nonprofit entity and therefore no executive officers or directors are beneficial owners with voting securities.

Item 5. Interest of Management and Others in Certain Transactions

There are no current, proposed or previous transactions over the last two fiscal years for which TechSoup Global or subsidiaries are or will be a participant where there is direct or indirect material interest.

Item 6. Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7. Financial Statements

Please refer to subsequent page.

TechSoup Global and Subsidiaries

Report of Independent Auditors and

Consolidated Financial Statements

June 30, 2021 and 2020

Report of Independent Auditors

To the Board of Directors

TechSoup Global and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TechSoup Global and Subsidiaries, which comprise the consolidated statements of financial position as of June 30, 2021 and 2020, and the related consolidated statements of activities, functional expenses, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TechSoup Global and Subsidiaries as of June 30, 2021 and 2020, and the changes in their net assets and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

San Francisco, California

October 27, 2021

Consolidated Financial Statements

TechSoup Global and Subsidiaries

Consolidated Statements of Financial Position
June 30, 2021 and 2020

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$27,271,968	$12,662,041
Accounts receivable, net	3,286,132	3,194,735
Grants receivable	1,339,094	1,867,751
Prepaid and other current assets	1,384,207	956,026
Total current assets	33,281,401	18,680,553

Long-term assets
Property and equipment, net of accumulated depreciation	838,529	1,315,481
Operating Lease assets	409,065	-
Other assets	124,730	116,456
Total long-term assets	1,372,324	1,431,937
Total assets	$34,653,725	$20,112,490

LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$3,968,371	$3,347,780
Accrued vacation	2,165,880	1,804,395
Accrued liabilities	265,813	212,339
Deferred revenue	1,466,252	870,564
Deferred rent	-	22,965
Operating Lease liabilty	27,207	-
Total current liabilities	7,893,523	6,258,043

Long term liabilities
Notes payable	10,330,716	7,332,331
Recoverable grants	2,600,000	2,600,000
Accrued interest	74,306	15,410
Operating Lease liability	379,673	-
Total long term liabilities	13,384,695	9,947,741
Total Liabilties	$21,278,218	$16,205,784

Net assets
Net assets without donor restrictions
Undesignated	8,862,057	742,758
Accumulated foreign translation adjustment	(236,772)	(330,509)
Total net assets without donor restrictions	8,625,285	412,249
Net assets with donor restrictions	4,750,222	3,494,457
Total net assets	13,375,507	3,906,706
Total liabilities and net assets	$34,653,725	$20,112,490

See accompanying notes.

TechSoup Global and Subsidiaries

Consolidated Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2021 and 2020

	2021			2020
	Without Donor	With Donor		Without Donor	With Donor
	Restrictions	Restrictions	Total	Restrictions	Restrictions	Total
Revenue and support
Program service fees	$31,737,719	$-	$31,737,719	$31,853,760	$-	$31,853,760
Grants and contributions	18,523,779	5,391,014	23,914,793	2,542,132	7,355,278	9,897,410
Donated goods and services	-	-	-	575,403	-	575,403
Membership revenues	625,806	-	625,806	455,322	-	455,322
Other income	5,116	-	5,116	22,320	-	22,320
Net assets released from restrictions	4,135,249	(4,135,249)	-	7,676,669	(7,676,669)	-
Total revenue and support	55,027,669	1,255,765	56,283,434	43,125,606	(321,391)	42,804,215

Expenses
Program services
Global Validation and Data Services	12,359,456	-	12,359,456	9,906,743	-	9,906,743
Apps4Good	7,848,768	-	7,848,768	10,468,712	-	10,468,712
NGO Technology Marketplace	19,024,921	-	19,024,921	14,923,807	-	14,923,807
Total program services	39,233,145	-	39,233,145	35,299,262	-	35,299,262
Supporting services
General and administrative	5,515,906	-	5,515,906	6,348,064	-	6,348,064
Fundraising and development	2,133,964	-	2,133,964	2,042,861	-	2,042,861
Total supporting services	7,649,870	-	7,649,870	8,390,925	-	8,390,925
Total expenses	46,883,015	-	46,883,015	43,690,187	-	43,690,187
Changes in net assets from operations	8,144,654	1,255,765	9,400,419	(564,581)	(321,391)	(885,972)
Foreign currency translation adjustment	68,382	-	68,382	(167,816)	-	(167,816)
Total changes in net assets	8,213,036	1,255,765	9,468,801	(732,397)	(321,391)	(1,053,788)

Net assets
Beginning of year	412,249	3,494,457	3,906,706	1,144,646	3,815,848	4,960,494
End of year	$8,625,285	$4,750,222	$13,375,507	$412,249	$3,494,457	$3,906,706

See accompanying notes.

TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expenses
For the year ended June 30, 2021

	Program Services				Supporting Services
	Global		NGO
	Validation and		Technology	Total	General and	Fundraising and
	Data Services	Apps4Good	Marketplace	Program	Administrative	Development	Total Support	Total Expense
Expenses:
Personnel costs	$7,902,036	$3,734,663	$10,078,220	$21,714,919	$2,985,124	$1,479,484	$4,464,608	$26,179,527
Professional services	2,665,112	2,017,905	3,323,122	8,006,139	736,133	308,528	1,044,661	9,050,800
Grants paid to others	32,774	774,563	1,966,310	2,773,647	-	-	-	2,773,647
IT maintenance and licenses	404,776	250,584	697,605	1,352,965	193,345	74,628	267,973	1,620,938
Equipment leasing and rental	365,358	205,955	476,513	1,047,826	126,578	68,330	194,908	1,242,734
Bank fees	5,400	8,632	1,021,825	1,035,857	40,271	476	40,747	1,076,604
Rent	306,506	292,019	408,661	1,007,186	106,436	57,457	163,893	1,171,079
Outreach	200,044	100,784	307,536	608,364	67,955	33,184	101,139	709,503
Dues, fees, and subscriptions	71,381	90,742	208,675	370,798	201,018	38,894	239,912	610,710
Depreciation and amortization	146,399	89,475	186,177	422,051	50,864	27,458	78,322	500,373
Telecommunications	135,693	88,730	173,805	398,228	51,274	25,030	76,304	474,532
Interest expense	-	-	-	-	380,186	-	380,186	380,186
Expendable equipment	77,971	44,899	112,694	235,564	28,723	13,979	42,702	278,266
Accounting	-	-	-	-	263,019	-	263,019	263,019
Training and recruitment	12,011	78,688	15,685	106,384	131,328	292	131,620	238,004
Insurance	6,776	3,335	11,623	21,734	129,365	1,271	130,636	152,370
Utilities	8,250	64,535	10,060	82,845	5,968	1,476	7,444	90,289
Postage	7,055	4,975	10,499	22,529	4,581	980	5,561	28,090
Supplies	5,973	7,869	5,837	19,679	1,438	1,841	3,279	22,958
Travel and conferences	3,105	(13,283)	6,473	(3,705)	11,759	364	12,123	8,418
Printing	1,625	1,862	2,061	5,548	120	65	185	5,733
Repairs and maintenance	1,211	1,836	1,540	4,587	421	227	648	5,235
Total	$12,359,456	$7,848,768	$19,024,921	$39,233,145	$5,515,906	$2,133,964	$7,649,870	$46,883,015

See accompanying notes.

TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expenses
For the year ended June 30, 2020

	Program Services				Supporting Services
	Global		NGO
	Validation and		Technology	Total	General and	Fundraising and
	Data Services	Apps4Good	Marketplace	Program	Administrative	Development	Total Support	Total Expense
Expenses:
Personnel costs	$6,013,442	$3,325,775	$8,585,600	$17,924,817	$3,633,720	$1,442,006	$5,075,726	$23,000,543
Professional services	2,369,558	1,393,116	2,972,157	6,734,831	973,509	141,241	1,114,750	7,849,581
Grants paid to others	31,819	4,463,680	53,325	4,548,824	312	-	312	4,549,136
Rent	283,410	245,136	406,832	935,378	201,728	67,099	268,827	1,204,205
Equipment leasing and rental	261,138	186,960	430,040	878,138	156,925	62,083	219,008	1,097,146
IT maintenance and licenses	225,797	133,883	464,918	824,598	132,815	79,913	212,728	1,037,326
Bank fees	2,557	4,182	997,590	1,004,329	31,412	148	31,560	1,035,889
Travel and conferences	144,738	231,739	174,900	551,377	126,459	74,117	200,576	751,953
Outreach	153,112	91,319	229,540	473,971	84,791	38,695	123,486	597,457
Dues, fees, and subscriptions	102,586	95,312	154,304	352,202	105,447	63,632	169,079	521,281
Telecommunications	114,569	78,447	161,767	354,783	75,092	27,381	102,473	457,256
Expendable equipment	97,226	59,274	135,373	291,873	63,743	22,488	86,231	378,104
Depreciation and amortization	52,944	49,175	74,702	176,821	30,810	12,625	43,435	220,256
Accounting	-	-	-	-	217,522	-	217,522	217,522
Training and recruitment	3,899	35,447	11,556	50,902	152,841	640	153,481	204,383
Interest expense	-	-	-	-	201,166	-	201,166	201,166
Utilities	17,125	45,072	23,912	86,109	29,896	4,041	33,937	120,046
Insurance	1,940	1,276	2,738	5,954	105,531	115	105,646	111,600
Supplies	12,973	9,334	15,678	37,985	6,644	2,413	9,057	47,042
Printing	7,733	11,600	10,015	29,348	8,889	1,668	10,557	39,905
Postage	7,098	6,047	14,516	27,661	6,421	1,822	8,243	35,904
Repairs and maintenance	3,079	1,938	4,344	9,361	2,391	734	3,125	12,486
Total	$9,906,743	$10,468,712	$14,923,807	$35,299,262	$6,348,064	$2,042,861	$8,390,925	$43,690,187

See accompanying notes.

TechSoup Global and Subsidiaries

Consolidated Statements of Cash Flows
June 30, 2021 and 2020

	2021	2020
Cash flows from operating activities
Changes in net assets to net cash provided by (used in) operating activities	$9,468,801	$(1,053,788)
Allowance for doubtful accounts	150,000	25,000
Depreciation and amortization	500,373	220,256
Amortization of discount on operating lease liabilities	105,151	-
Changes in operating assets
Accounts receivable	(241,397)	(1,207,762)
Grants receivable	528,657	(1,374,701)
Prepaid expenses and other current assets	(428,181)	181,958
Deposits	(8,274)	2,515
Changes in operating liabilities
Accounts payable	620,591	874,087
Accrued vacation	361,485	381,320
Accrued liabilities	53,474	(25,612)
Deferred revenue	595,688	529,980
Deferred rent	(22,965)	(84,678)
Operating lease liabailties	(107,336)	-
Net cash provided by (used in) operating activities	11,576,067	(1,531,425)
Cash flows from investing activities
Purchases of property and equipment	(23,421)	(1,335,740)
Net cash used in investing activities	(23,421)	(1,335,740)
Cash flows from financing activities
Proceeds from notes payable	3,057,281	8,103,627
Net cash provided by financing activities	3,057,281	8,103,627
Net change in cash and cash equivalents	14,609,927	5,236,462
Cash and cash equivalents
Beginning of year	12,662,041	7,425,579
End of year	$27,271,968	$12,662,041
Supplementary information
Interest paid	$321,504	$187,170
Taxes paid	42,283	24,605
Donated software and hardware	-	575,403

See accompanying notes.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

Nature of Organization

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated an estimated total of over $16.6 billion* of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefited nearly 1.3 million* non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and enabling actors from the ecosystem to connect and collaborate. In this way, TechSoup supports its diverse civil sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

TechSoup has six controlled operating subsidiaries, four of which are trading companies, and two of which are nonprofit, charitable entities: TSAP Enterprise Limited is a private company limited by shares based in Hong Kong; TechSoup Africa Enterprises Limited is a private company limited by shares based in Nairobi, Kenya; TSL Enterprises S.A.S. is a simplified stock corporation based in Medellin, Colombia; TSE Enterprises Sp. Z O.O. is a limited liability company based in Warsaw, Poland. The two charitable subsidiaries are The TechSoup Trust (formerly GuideStar International) a London-based registered Charity and Company Limited by Guarantee, and Fundacja TechSoup, a Polish Public Benefit Foundation based in Warsaw.

Fundacja TechSoup was incorporated in Poland on April 3, 2009 and began its operations in July 2009. TechSoup combined operations with The TechSoup Trust on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions.  The TechSoup Trust and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world.  TSE Enterprises Sp. Z O.O., was established on March 30, 2018 as a for-profit subsidiary of TechSoup Global: TechSoup Global retains 55% of its shares, whereas Fundacja TechSoup retains 45% of its shares. TSE Enterprises Sp. Z O.O. focuses on providing cloud based product subscriptions for charitable organizations in the European region. TechSoup Africa Enterprises Limited was established on October 16, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TechSoup Africa Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the African region. TSL Enterprises S.A.S. was established on November 26, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSL Enterprises S.A.S. focuses on providing cloud based product subscriptions for charitable organizations in Latin America.  TSAP Enterprise Limited was incorporated on July 31, 2018, as a Hong Kong based private company limited by shares.  It is focused on providing cloud based product subscriptions for charitable organizations in the Asia Pacific region. TechSoup Global is the sole shareholder of TSAP Enterprise Limited.

(*unaudited. Sources: TechSoup self-reporting and tracking metrics)

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of TechSoup, TSAP Enterprise Limited, TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S., TSE Enterprises Sp. Z O.O., The TechSoup Trust, and Fundacja TechSoup, collectively known as TechSoup Global.

TechSoup introduced a Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimums as low as $50. TechSoup filed its first Regulation A Tier 2 offering statement to the SEC in August 2018 and was qualified on September 28, 2018 to raise up to $11.5 million. In August 2019, TechSoup submitted its second Regulation A Tier 2 offering statement to the SEC and was qualified on September 26, 2019.  All investments made in this offering are unsecured notes payable to the investors.

There are three tiers of investment levels:

●	Community capital note – annual interest of 2% and $50 minimum

●	Patient capital note – annual interest of 3.5% and $2,500 minimum

●	Risk capital note – annual interest of 5% and $50,000 minimum

TechSoup Global’s programs include the following:

NGO Technology Marketplace

In collaboration with members of the TechSoup Network, TechSoup has built, operates, maintains, and improves a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $450 million* annually in donated or specially-discounted technology and other critical resources in fiscal year 2021 and $563 million* in fiscal year 2020. TechSoup Global Network served over 166,000 organizations with product and service donations in fiscal year 2021 and 164,000 in fiscal year 2020.*  As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud- based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated an estimated total of over $16.6 billion* of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.3 million* NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Through TechSoup Validation Services, NGOs have been able to access $3.6 billion* retail value products and offers. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide grants to NGOs outside the United States. As of June 30, 2021, grantmakers have requested close to 14,000 EDs for NGOs in 152 countries, and an estimated of over $3.9 billion* In international grant funding was facilitated by EDs completed by NGOsource. In FY21, NGOsource facilitated an estimated value of $1 Billion* international giving to global nonprofits.

(*unaudited. Sources: TechSoup self-reporting and tracking metrics)

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our growing circle of validation and data services clients include the largest publicly traded firms, socially minded early-stage firms, individual giving and employee giving and volunteering platforms, foundations and donor advised funds, intergovernmental organizations, and nonprofits that provide platforms for corporate philanthropy.

Apps4Good

Around the world, TechSoup supports a variety of issues facing web and mobile application technology products that help NGOs serve their communities. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

Caravan Studios, an award-winning division within TechSoup, builds technology-based services and apps that help communities organize, access, and apply resources to their most pressing challenges. The team’s community-driven approach to technology development—informed by community engagement work and design thinking principles—has resulted in the successful delivery of several tech services and apps, including the Safe Shelter Collaborative, Worker Connect, Range, SafeNight, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and to connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, media literacy, digital security, positive narratives and storytelling, coding and gamification. Over the past three years, TechSoup has not only built upon its regional open data experience to strengthen bridges between civil society, governments, IT specialists, and tech activists, but also built and developed capacity of civil society sector, and TechSoup Europe network through projects such as Digital Skills for Social Sector, Apps4Citites (Open Data platforms and Personal Democracy Forum in Ukraine), Megaphone, Meet&Code, DigiLead, ICT4NGO, and Radical Awareness Game Engagement.

Recently adopted accounting standards – On July 1, 2020, TechSoup adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (ASU) No. 2016-02, Lease (Topic 842) (ASC 842) using the modified retrospective transition, with the cumulative-effect adjustment to the opening balance of net assets as of the effective date (the “effective date method”). Operating lease right-of-use asset represents the right to use an underlying asset for the lease term and operating lease liabilities represent obligations to make lease payments arising from the lease. As a result of the adoption of the standard, TechSoup recognized assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When discount rates implicit in leases cannot be readily determined, TechSoup uses the risk-free rate at lease commencement to perform lease classification tests and to measure lease liabilities and right-of-use assets. Lease expense for operating leases is recognized on a straight-line basis over the lease term. In addition, TechSoup made an accounting policy election not to apply the recognition requirements of ASC 842 to leases that, at the commencement date, have a lease term of 12 months or less (short-term lease). TechSoup will continue to recognize those lease payments for short-term leases in the statement of activities on a straight-line basis over the lease term.

TechSoup recognized operating lease assets and operating lease liabilities of $464,650, respectively, as of July 1, 2020.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, gains, and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Net assets without donor restrictions – Net assets that are not subject to donor-imposed restrictions.

Net asset with donor restrictions – Net assets that are subject to donor-imposed restrictions that can be fulfilled by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time or maintain in perpetuity. Generally, the donor of the net assets maintain in perpetuity permits TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At June 30, 2021 and 2020, TechSoup Global had no net assets required to be maintained in perpetuity.

Revenues are reported as increases in net assets without donor restrictions unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in net assets without donor restrictions. Expirations of restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

Principles of consolidation – The consolidated financial statements include the accounts of TechSoup, The TechSoup Trust, Fundacja TechSoup, TSE Enterprises Sp. Z O.O, TechSoup Africa Enterprises Limited, TSAP Enterprises Limited and TSL Enterprises S.A.S. in fiscal years 2021 and 2020, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Restricted cash – Included in cash and cash equivalents are funds in an escrow account pledged to Nonprofit Finance Fund as security for the loans. As of June 30, 2021 and 2020, cash restricted for this purpose was $1,073,801 and $699,516 respectively.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2021 and 2020, TechSoup Global determined an allowance of $250,000 and $100,000, respectively, was necessary for accounts receivable. Collection on accounts receivable are expected to be received within one year.

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year-end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2021 and 2020, management has deemed all grants receivable collectible and has not provided a valuation allowance. Collection on grants receivable are expected to be received within one year.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Internally developed software with a cost in excess of $100,000 is capitalized at cost incurred during application development, which may include designing, coding, hardware installation, and quality assurance testing. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

The estimated useful lives of computer software, office equipment, and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

Impairment of long-lived assets – TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of years ended June 30, 2021 and 2020, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $2,165,880 and $1,804,395 for the years ended June 30, 2021 and 2020, respectively.

Deferred rent – Deferred rent includes amounts paid by TechSoup Global’s landlord for fixtures and leasehold improvements at the inception of the lease. These amounts are being recognized as a reduction of rent expense over the term of the lease. In addition, the excess of rent expense over cash outlay is recorded as deferred rent. This will offset future rent expense when the cash outlay for rent increases occurs in accordance with the lease.

Notes payable – TechSoup Global has notes payable to unrelated parties. Borrowings are recognized initially at the principal amount received unless the lender requires interest to be capitalized during interest only period as mentioned in Note 6.

Recoverable grants – TechSoup Global received two recoverable grants, first from Fidelity Charitable, a donor advised fund at the recommendation of Anthony Lee, a member of TechSoup Global Board of Directors in the amount of $100,000 on May 20, 2019 and second from Vanguard Charitable at the recommendation of The VMware Citizen Philanthropy Fund in the amount of $2,500,000 on July 26, 2019. Both grants were issued to TechSoup Global to support general operating expenses of TechSoup Global’s strategic growth initiative and are available over a five year period. TechSoup Global is expected to repay the grant funds to Fidelity Charitable, to the extent that sufficient revenue is received from TechSoup Global programming. TechSoup Global shall be obligated to repay all of the grant to Vanguard Charitable (or such lesser portion as grantor may specify) upon the occurrence of a repayment event. Repayment event means any of the following events: (a) TechSoup Global is no longer willing or able to use the grant for the grant purpose; (b) TechSoup Global breaches the terms of this agreement of the grant payment letter; and (c) TechSoup Global has generated sufficient growth in net assets over the five-year period from the grant date to repay its debt obligations to Nonprofit Finance Fund and DPO investors, and to repay its recoverable grants to grantors including Vanguard Charitable and other donor advised fund sponsors. Recoverable grants as of June 30, 2021 and June 30, 2020, were $2,600,000 and $2,600,000, respectively.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition – Revenue is recognized as follows:

Program revenue – Program service fees are recognized as revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services. TechSoup Global program service fees are subject to contracts with customers. through the issuance of a term of user agreements and subscription agreements and when it has a legally enforceable contract with the customer, the arrangement identifies the rights of the parties, the contract has commercial substance, and TechSoup Global determines it is probable that it will collect the contract consideration. TechSoup Global recognizes revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services.

TechSoup Global determines revenue through the following steps:

●	Identification of each contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, performance obligations are satisfied.

Program service fees in the accompanying consolidated financial statements incorporates three forms of revenue:

Client supported services fees are contracted services that are recognized as the related services are provided. Client Supported Service revenue is recognized when control of the promised goods or services is transferred to the client, typically at a point in time in an amount that reflects the consideration the client expects to be entitled to in exchange for those goods and services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the goods or services automatically terminate. Generally, fees are calculated based on percentage of the retail price of the products.

Validation service fees are recognized as revenue when services are provided to the client, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the services automatically terminate. Generally, fees are calculated based on the tier for each NGO validated.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equivalency Determination (“ED”) service fees are performed on an as-requested basis, and are recognized as revenue when completed and determination results are reported to the clients, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the service automatically terminate. Generally, fees are calculated based on membership level and type of ED requested.

The following table presents TechSoup Global program service fees for the year ended June 30, 2021 and 2020 disaggregated based on the revenue source:

Revenue Driver	Timing of Recognition	June 30, 2021	June 30, 2020
Client Support Services	Point in time	$26,786,708	$27,332,184
Validation Services	Period of time	1,884,473	1,872,951
Equivalency Determination	Period of time	3,066,538	2,648,625
Membership	Over time period	625,806	455,322

Grants and contributions revenue – Contributions are recognized as revenue when received or unconditionally promised. Contributions received as well as collectible unconditional promises to give are recognized in the period the contribution is received. Contributions with donor-imposed restrictions are reported as revenues with donor restrictions. Net Assets with donor restrictions are reclassified to net assets without donor restrictions when the donor restrictions are satisfied. Government grant and contracts are recognized as net assets without donor restrictions as services are recognized in accordance with Accounting Standards Update (ASU) 2018-08. Government grants and contracts are conditional contributions and the conditions are met when the services are performed and/or expenses are incurred.

Conditional promises to give – Conditional promises to give are defined as donor’s promises to give with stipulation that represents a barrier that must be overcome before the donee is entitled to the assets promised or transferred and a right of return to the donor of assets promised or transferred. Conditional contributions are recognized in the consolidated financial statements when the conditions on which they depend are met. There were$ 0 and $13,907,258 respectively, in conditional promises to give as of June 30, 2021 and 2020, respectively.

In-kind contributions – In-kind contributions are recognized as revenue at the estimated fair value at the date of the gift. TechSoup Global received in-kind contributions of $0 and $575,403 for the years ended June 30, 2021 and 2020, respectively, consisted of donated software licenses and professional services.

Contributions of donated goods and services are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Membership dues are deferred and recognized in the period to which they relate.

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders.

Grant expenses and payable – Grant expenses are recognized when all conditions are met by grantees, all due diligence has been completed and they are approved by staff or board committee. Grants payable that are expected to be paid in future years are recorded at the present value of expected future payments. As of June 30, 2020, grants payable were not discounted as there were no future payable. Conditional grants as of June 30, 2021 and June 30, 2020 were $0 and $13,907,258, respectively.

Outreach – Outreach costs are expensed as incurred, consisted of cost related to keeping the nonprofit community informed, user experience, webinars and other online educational efforts, blogging, and facilitating grassroots discussions by nonprofit technology users and providers. Outreach expense amounted to $709,503 and $597,457 for the years ended June 30, 2021 and 2020, respectively.

Functional allocation of expenses – In accordance with Accounting Standards Codification (ASC) 958-225, TechSoup Global classifies costs incurred in the accompanying consolidated statements of activities and changes in net assets by the cost’s functional nature. Program expenses are costs related to providing the various programs and other activities in accordance with its mission as described in Note 1. Management and general administrative expenses are costs related to administering the day-to-day activities of TechSoup Global. These expenses do not directly relate to TechSoup Global’s purpose and typically include costs for activities such as accounting, outreach, privacy/security management, and governance. The financial statements report certain categories of expenses that are attributed to both program and supporting functions. Therefore, expenses require allocation on a reasonable basis that is consistently applied. TechSoup Global allocates expenses on the basis of estimates of time and effort.

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the consolidated statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the exchange rate on the consolidated statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at June 30:

	2021	2020
Computer software	$1,307,806	$1,404,237
Equipment and furniture	2,285,853	2,161,665
Total	3,593,659	3,565,902
Less: accumulated depreciation and amortization	(2,755,130)	(2,250,421)
	$838,529	$1,315,481

Depreciation and amortization of property and equipment and software amounted to $500,373 and $220,256 for the fiscal years ended June 30, 2021 and 2020, respectively.

NOTE 4 – NET ASSETS WITH DONOR RESTRICTIONS

Net assets with donor restrictions were available as follows on June 30:

	2021	2020
NGO Technology Marketplace	$1,024,998	$2,135,410
Global Validation and Data Services	3,480,415	486,391
Apps4Good	244,809	872,656
	$4,750,222	$3,494,457

Net assets with donor restrictions are expected to be spent within one year.

	2021	2020
NGO Technology Marketplace	$2,025,008	$1,463,266
Global Validation and Data Services	1,735,210	1,071,510
Apps4Good	375,031	5,141,893
	$4,135,249	$7,676,669

Net assets with donor restrictions that were released from donor restrictions by incurring expenses satisfying the purposes specified by donors are noted as follows for the years ended June 30:

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – LIQUIDITY AND AVAILABILITY OF FUNDS

TechSoup Global financial assets available within one year of the consolidated statement of financial position date for general expenditures are as follows on June 30:

Financial assets	2021	2020
Cash and cash equivalents	$27,271,968	$12,662,041
Accounts receivable, net	3,286,132	3,194,735
Grants receivable	1,339,094	1,867,751
Financial assets, at June 30	31,897,194	17,724,527
Less those unavailable for general expenditure within one year, due to:
Cash Collateral to secure loan	(1,073,801)	(699,516)
Financial assets available to meet cash needs for general expenditures within one year	$30,823,393	$17,025,011

TechSoup Global structures its financial assets including net assets with donor restrictions to be available as its general expenditures, liabilities, and other obligations come due. The grants receivable is subject to implied time restrictions but are expected to be collected within one year. As described in Note 6, TechSoup Global also has a loan agreement in the amount of $4,000,000, which it could draw upon in the event of an unanticipated liquidity need.

NOTE 6 – NOTES PAYABLE

TechSoup Global has a working capital loan agreement with Nonprofit Finance Fund which was executed as of December 21, 2018. The line allows for total borrowings of up to $4,000,000 at the fixed interest rate of 6.25% per annum. There is a two-year “interest only” period, followed by a three-year period with monthly equal repayments against the loan including interest and principal. TechSoup Global loan balance outstanding to Nonprofit Finance Fund was $4,123,217 and $2,070,631 at June 30, 2021 and 2020, respectively. TechSoup Global established a cash collateral account pledged to Nonprofit Finance Fund amounted to $1,073,801 and $699,516 deposited into the cash collateral account on June 30, 2021 and 2020, respectively.

There are certain financial and non-financial debt covenants under the loan agreement with Nonprofit Finance Fund as of June 30, 2021 and 2020.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As mentioned in Note 1, TechSoup Global introduced DPO to offer impact investment opportunities with investment minimums as low as $50. These unsecured notes accrued interest of 2% to 5% depending on the investment levels and mature in 5 years. There was $2,612,700 balance in DPO notes and $2,600,000 recoverable grants at June 30, 2021.

On April 23, 2020, TechSoup Global received loan proceeds in the amount of $3,594,800 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, payments are deferred ten months after the end of the covered period.

	Payments Due by Year Ending
Long Term Notes	Total amounts	2022	2023	2024	2025	2026
Nonprofit Finance Fund Loan	$4,123,216	$1,272,812	$1,380,223	$1,470,182	$-	$-
DPO Notes	2,612,700	-	142,500	1,273,700	620,950	575,550
Recoverable Grant	2,600,000	-	-	2,600,000	-	-
Paycheck Protection Program	3,594,800	1,638,698	1,804,879	151,223	-	-
Total notes payable	$12,930,716	$2,911,510	$3,327,602	$5,495,105	$620,950	$575,550

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland, Colombia, Kenya and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (approximately $110,300) and by the Bank Guarantee Fund (BGF) which protects up to PLN (Polish Zloty) equivalent of 100,000 Euros (approximately $117,800), respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from validation service fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASE OBLIGATIONS

Operating Leases – As of June 30, 2021, TechSoup Global is obligated under one operating lease in Warsaw, Poland. The maturities of lease liability in excess of year one are as follows and inclusive for the lease expires on September 30, 2025.

Year Ending	Amount
2022	$104,646
2023	104,646
2024	104,646
2025	104,646
2026	$34,882
Total Lease Payments	$453,468
Less imputed interest	$(46,588)
Operating lease liability as of June 30,2021	$406,880

Lease Term and Discount Rate
Remaining lease term	4.3 years
Discount Rate	6.25%

NOTE 9 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global on December 31st is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. Total contributions made by TechSoup Global to the Plan amounted to $435,421 and $145,894 for the years ended June 30, 2021 and 2020, respectively.

NOTE 10 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code (“Code”), and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

The TechSoup Trust, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

TSE Enterprises Sp. Z O.O. is a Polish limited liability company is subject to Polish income tax. The total amount of income tax expenses recorded for the years ended June 30 2021 and 2020 were $42,283 and $24,605.

Management evaluated TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S, and TSAP Enterprises Limited tax position and determined no uncertain tax position that requires adjustment to the consolidated financial statements. Therefore, no provision or liability for income taxes had been included in the consolidated financial statements.

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

TechSoup Global continues to monitor and analyze the impacts of the Covid-19 pandemic on the philanthropic sector overall and on TechSoup Global in particular.  We continue to notice an increased activity in programs related to the cloud technology which allows NPO’s to work remotely (such as Zoom discount program, DocuSign program and hardware offers).  The investment on Solutions and Services (for example, TechSoup Courses and cloud product support offers) in the past years also has gradually helped TechSoup realize new revenue streams.

As mentioned in Note 6, TechSoup Global applied for and received a loan from Citi Bank through the Small Business Administration’s Payroll Protection Program in April 2020.  We anticipate the forgiveness of this loan will allow the organization to maintain on-going operations and jobs, manage through the current economic uncertainty, and continue to serve the global nonprofit sector during and after the COVID-19 pandemic.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. TechSoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

On September 13, 2021 the PPP loan for $3,594,800 was forgiven, subsequently removing the liability and corresponding accrued interest.

TechSoup Global has evaluated subsequent events through October 27, 2021, the date the consolidated financial statements are available to be issued and have determined that there are no other subsequent events that require additional recognition or disclosure.

Item 8. Exhibits

INDEX TO EXHIBITS

Description of Exhibits

EX1A – 2A(i).	Articles of Incorporation*
EX1A – 2A(ii).	Amended Articles of Incorporation (changed name to TechSoup)*
EX1A – 2B.	Bylaws*
EX1A – 3A.	Community Investment Note*
EX1A – 3B.	Patient Capital Note*
EX1A – 3C.	Risk Capital Note*
EX1A – 4A.	Community Investment Agreement*
EX1A – 4B.	Patient Capital Agreement*
EX1A – 4C.	Risk Capital Agreement*
EX1A – 6A.	Microsoft Nonprofit Fulfillment Agreement*
EX1A – 6B.	Microsoft MOU Agreement*
EX1A – 6E.	TechSoup Global Network Master Partner Agreement*
EX1A – 8.	SVX US Platform Services Agreement*
EX1A – 15	TechSoup Global Network Partners List*

*	Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By
Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	Chief Executive Officer & Board Member
Date	October 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	October 28, 2021

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	October 28, 2021

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	Vice President, Development
Date	October 28, 2021

Signature	/s/ Clem Bason
Name	Clem Bason
Title	Chair, TechSoup Board of Directors
Date	October 28, 2021